Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-223866 Dated April 12, 2018 Level One Bancorp, Inc. Patrick Fehring – Chairman, President, & CEO Gregory Wernette – EVP, Chief Lending Officer, & Corporate Secretary David Walker – EVP, Chief Financial Officer Initial Public Offering Investor Presentation NASDAQ: LEVL (Pending) April 2018

Disclaimer Forward Looking Statements. This document contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties. Actual results could differ materially from those indicated. Forward-looking statements speak only as of the date they are made, and are based upon management’s then-current beliefs and assumptions, and are inherently subject to uncertainties and changes in circumstances, including those described under the heading “Risk Factors” in the prospectus included in the registration statement on Form S-1 of Level One Bancorp, Inc. (the “Company”), many of which are beyond the Company’s control. Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. No Offer or Solicitation. The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov, or by contacting Raymond James & Associates at toll-free 1-800-248-8863 or Keefe, Bruyette & Woods, A Stifel Company at toll-free 1-800-966-1559. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Use of Non-GAAP Financial Measures. This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures include “Core Deposits,” “Core Earnings,” “Book Value Per Share,” “Tangible Book Value Per Share,” “Tangible Common Equity,” “Core Return on Average Tangible Common Equity,” “Adjusted Return on Average Tangible Common Equity,” the ratio of Tangible Common Equity to Tangible Assets, “Adjusted Return on Average Assets,” and “Efficiency Ratio.” The Company believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the Company’s funding profile and profitability. These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Because not all companies use the same calculation of these measures, this presentation may not be comparable to other similarly titled measures as calculated by other companies. Miscellaneous. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not be deemed to create any implication that there has been no change in the affairs of the Company after the date hereof. Market data used in this presentation has been obtained from independent industry sources and publications, as well as from research reports prepared for other purposes. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the Company has not independently verified the data from these sources. 2

Offering Overview Level One Bancorp, Inc. “LEVL” / Nasdaq 770,765 primary shares / 229,235 secondary shares $28.0 million / $21.6 million primary and $6.4 million secondary(1) $27.00 - $29.00 per share 15% total, 100% primary 180 days for directors, executive officers, selling shareholders, and the Company General corporate purposes, to increase capital levels to support further organic growth, including the planned opening of two new banking centers in 2019 and 2020, and, potentially, to fund future acquisitions Raymond James & Associates, Inc. Keefe, Bruyette & Woods, Inc. Piper Jaffray & Co. (1) Assumes midpoint of offering range, $28.00 per share 3 Co-Manager Book-Running Managers Use of Proceeds Lock-Up Over-Allotment Option Filing Range Offering Size Shares Offered Ticker Issuer

High Growth, Metro-Based Commercial Bank • $1.3 billion asset (12/31/2017) bank headquartered in attractive Oakland County, MI (Detroit MSA) • Founded in 2007 by an experienced and entrepreneurial management team Executive management team originated from a diverse set of regional and national banks Entrepreneurial culture driven by “Hardest Job You’ll Ever Love” core value • Track record of strong financial performance • High growth commercial banking franchise Products, services and banking mentality comparable to that of larger commercial institutions • Demonstrated ability to supplement organic growth with accretive acquisitions Source: Company S-1 filing and Company management Note: Loan production office in Ann Arbor not shown (1) Non-GAAP financial measure; see appendix for reconciliation 4 Financial Highlights (Year Ended 12/31/2017) Dollars in thousands, except per share amounts Total Assets $1,301,291 Net Interest Margin 4.18% Total Loans $1,034,923 NCOs / Average Loans 0.08% Total Deposits $1,120,382 NPAs / Assets 1.13% TCE / TA(1) 7.58% NPLs / Total Loans 1.36% 2017 ROAA 0.82% Reserves / Total Loans 1.13% 2017 ROAE 9.45% Efficiency Ratio(1) 66.7% 2017 Adjusted ROAA(1) 0.95% Diluted EPS (Common) $1.49 2017 Adjusted ROATCE(1) 12.30% TBV Per Share(1) $15.21 Oakland County Detroit

SeasonedExecutiveManagement Team Patrick Fehring is a founder of Level One Bank and has more than three decades of experience in financial services. Prior to joining Level One, Mr. Fehring spent over 27 years at Fifth Third Bank, advancing through various management positions. Mr. Fehring served nearly five years as President of Fifth Third Bank in the Eastern Michigan market, following a decade as President of the Central Ohio region. Patrick J. Fehring Chairman, President, & CEO Gregory A. Wernette EVP, Chief Lending Officer, & Corporate Secretary Gregory Wernette, a founder of Level One Bank, began his banking career more than 30 years ago. Mr. Wernette has broad experience in commercial banking, credit administration and business development. During two decades at Comerica, he rose to First Vice President and Group Manager of a $750 million middle market loan portfolio. David Walker joined Level One’s executive team in 2009 after 24 years at GMAC (now Ally), where he oversaw global funding as Group Vice President and Treasurer. Earlier positions included Director of Liability Management, Director of U.S. Funding and Securitization, a director of GMAC Bank, and Chief Financial Officer of the GMAC Mortgage Group. David C. Walker EVP, Chief Financial Officer Lani Barrett joined Level One in January 2018 from Flagstar Bank, where she was Director of Human Resources Business Partners, responsible for a team of HR professionals who supported the strategic objectives of each line of business, implemented new policies and practices, identified and assessed leadership talent, and provided counsel to senior leadership on organizational alignment. Ms. Barrett also served more than 30 years at Comerica Bank in various leadership and Human Resources roles. Lani Barrett EVP, Chief Human Resources Officer Timothy R. Mackay joined Level One’s executive team in January of 2013 with over 20 years of retail banking leadership experience. Mr. Mackay worked over ten years in Michigan as VP, Retail Regional Manager at Fifth Third Bank throughout the state, before rising as SVP, South Florida Retail Executive. Mr. Mackay spent seven years in South Florida, where he was responsible for the leadership and financial success of 63 banking centers and the management of over 400 employees. Timothy R. Mackay EVP, Consumer Banking Officer Eva Scurlock, a team member since Level One's founding, began her banking career over 15 years ago and has an extensive background in credit and risk management. Prior to joining Level One, Ms. Scurlock worked as a credit analyst and Middle Market Commercial Lender for Standard Federal Bank/LaSalle Bank and became a Manager for LaSalle Bank’s Credit Training Program in Michigan. Eva Scurlock EVP, Risk Management Officer 5

HistoryofGrowth 2016 Addition of downtown Detroit location Acquisition of Bank of Michigan(1) -P/TBV: 149% -P/E 13.5x Expansion into Grand Rapids, MI Total Asset Growth 2017 Additional Oakland County branch • • 2014-2017 CAGR: 22.1% 2007-2017 CAGR: 49.9% 2015 $15 million subordinated debt offering Acquisition of Lotus Bancorp(1) • • • 2010 Two private placements for $21 million total FDIC-assisted acquisition of Paramount Bank; $173 million in deposits assumed - - P/TBV: 132% P/E 30.4x • • 2009 $5 million private placement FDIC acquisition of Michigan Heritage Bank; $95.9 million in liabilities assumed • • 2012 $14 million private placement • • Total Assets at Year-End ($ in millions) 2007 Founded with $16 million of capital • $22.7 ’07 ’08 ’09 ’10 ’11 ’12 ’13 ’14 ’15 ’16 ’17 (1) Pricing at announcement date for each transaction 6 $72.4 $170.5 $421.7 $463.5 $495.9 $618.9 $715.2 $924.7 $1,127.5 $1,301.3

EntrepreneurialCulture Level One’s Passion: Building a Better Way Hardest Job You’ll Ever Love Passionate Results Matter Humble Yet Confident Relationship Focused Do What’s Best Accolades • • • • One of the 101 Best and Brightest Companies to Work For in Metro Detroit for the fifth year in a row(1) One of American Banker’s 60 “Best Banks to Work For” for the second year in a row One of SNL / S&P Global Market Intelligence’s Best-Performing Community Banks for 2015 and 2016 Listed on Inc. Magazine’s annual “Inc. 5000” in three of the last four years (1) Michigan Business & Professional Association 7

StrategicInitiatives Additional capital used to fund continued loan growth and future acquisitions • • • • • Commercially focused products, services and banking mentality Emphasis on pursuing the total commercial banking relationship Commercial Deposit Services: Treasury Management, Public Funds Solutions, Specialty Deposit Solutions Recent expansion into Grand Rapids and addition of new lenders in Oakland County beginning to produce results Long runway for additional growth given size of core markets Organic Loan Growth Funded with Core Deposits • • Ample, deposit-rich M&A opportunities in the Company’s market areas Additional capital and a public currency will help position Level One as one of only a few consolidators in Southeastern Michigan Supplement Growth with M&A • • • • • Centralized credit underwriting and risk management Strong compliance function to help protect against risks associated with the money services business product line Experience underwriting and managing acquired loan portfolios (healthy & distressed) ERM process to help identify, mitigate and monitor risk Strong reputation and brand awareness through CRA programs and services Prudent Risk Management & Strong Credit Culture Profitability Goal • Focus on double digit growth while maintaining strong profitability 8

Strong Demographics to Support Continued Growth • Our primary market area of Oakland County (Detroit MSA) has over 1.2 million people and a median household income of over $76 thousand(2) Unemployment Rate(1) 4.1% • We also serve the Detroit and Grand Rapids MSAs with populations of over 4.2 million and 1.0 million, respectively(2) • Level One’s high touch, responsive service allows us to capture market share from our larger competitors • Given the size of the markets we serve, there remains a significant opportunity for continued organic growth Grand Rapids MSAOakland County Detroit MSA US Average Median Household Income(2) $76,705 Grand Rapids MSA Oakland County Detroit MSA US Average (1) Bureau of Labor Statistics; November 2017 data (2) S&P Global Market Intelligence; as of March 2018 9 $61,391 $60,060 $61,045 (in millions) (2)Deposits Le ve l One in Market Deposits Market Share Ma rke t Are a by County: Oakland County $53,439.9 $897.5 1.68% Wayne County $53,968.4 $49.2 0.09% Macomb County $15,663.0 $40.2 0.26% Kent County $16,171.3 $10.8 0.07% Ma rke t Are a by MSA: Detroit MSA $128,803.8 $986.9 0.77% Grand Rapids MSA $21,375.2 $10.8 0.05% 3.7% 3.2% 3.0%

Market Highlights – Oakland County

Market Drivers

- 57% of all Fortune 500 companies have at least one business location in Oakland County[1]
- Oakland County is considered "the brains" of Michigan's automotive industry and a global leader in engineering and research and development[2]
  - ✓ Third highest number of technical workers in the nation; more than 70 percent of Southeast Michigan's top original equipment manufacturers are headquartered in Oakland County[2]
- There are nearly 4,700 life science and health care firms located in Oakland County employing nearly 100,000 individuals[1]

Demographic Data[3]

- Second largest county in Michigan with a population of 1.2 million
- Oakland County has a 3.0% unemployment rate compared to the national average of 4.1%
- Median household income of $76,705, over 25% higher than the national median

Top Employers & Corporate HQs in Oakland County

FCA Fiat Chrysler Automobiles
Meritor
Lear Corporation
McLaren Health Care
Ascension






LevelOne

(1) www.oakgov.com as of March 2018
(2) Oakland County Prosper as of March 2018
(3) S&P Global Market Intelligence as of March 2018; Bureau of Labor Statistics (November 2017 data)

10

Robust & Growing Commercial Loan Portfolio • • Organic loan growth supplemented by acquisitions At 12/31/2017, our loan portfolio was 53% C&I and Owner-Occupied CRE Level One’s commercial lending team consists of 25 individuals • Lending team averages over 20 years of experience, mostly from regional firms such as: Fifth Third Bank, Comerica Bank, TCF Bank and Huntington National Bank Three senior commercial lenders with over 81 years of combined experience added in Grand Rapids, MI in early 2017 • • 19 commercial lenders 6 small business lenders Loan Portfolio Composition (12/31/17) ($ in millions) Loan Portfolio Growth ($ in millions) $1,034.9 '12-'17 Originated CAGR: 28.8% Commercial and Industrial $377.7 37% '12-'17 Acquired CAGR: 4.9% Owner-Occ. CRE $168.4 16% Consumer & Other $1.0 0% Residential Real Estate $144.4 14% Non-Owner-Occ. CRE $343.4 33% 12/31/12 12/31/13 12/31/14 12/31/15 12/31/16 12/31/17 Q4 2017 Yield on Loans & Leases: 5.28% Originated Loans Acquired Loans 11 $953.4 $114.0 $759.7 $149.8 $920.9 $803.6 $564.2 $107.1 $652.6 $453.2 $59.0 $505.2 $350.1 $70.4 $382.8 $89.9 $260.2

MaintainingSolid AssetQuality • Market-leading credit culture created by: NCOs (Recoveries) / Average Loans Credit-trained lenders 0.08% 0.08% 0.10% 0.05% 0.00% (0.05)% (0.10)% (0.15)% (0.20)% No individual loan authority Strong underwriting standards Intimate knowledge of customers and markets (0.14)% 2015 2016 2017 NPAs / Total Assets ALLL / Total Loans 1.60% 1.20% 1.36% 1.16% 1.15% 1.20% 1.10% 0.80% 1.05% 0.40% 1.00% 0.00% 0.95% 12/31/15 12/31/16 12/31/17 12/31/15 12/31/16 12/31/17 12 1.04% 1.13% 0.18% 1.13%

DriversofDeposit Growth Products / Solutions Commercial Deposit Services People Retail – “Own Your Neighborhood” • Enhance clients’ cash flow, simplify their business operations, improve convenience for their customers, and optimize the productivity of their business Services include: • A solid retail banking platform has been a core part of Level One since our inception, and continues to provide a critical platform for organic growth • • Timothy R. Mackay joined Level One’s executive team in January of 2013 with over 20 years of retail banking leadership experience, most recently managing 63 banking centers for Fifth Third Bank ACH Manager Bank Sweep Manager BillMatrix Cash Logistics Remote Deposit Capture Wire Manager • Upon opening a new banking center, we establish relationships with local small businesses • Our niche is to focus on small business relationship development and then cross-promote our consumer products services Specialty Deposits • Expertise in tailoring deposit products for unique businesses such as specialty escrow deposits and title companies • After establishing a relationship with these businesses, we focus on needs-based selling efforts Public Funds Solutions • Provide other products and services to these clients to grow our core deposit base, uncover lending opportunities, and increase non-interest income • Comprehensive package of financial products and services for municipalities, school districts and others 13

StableCoreFunding • Level One’s focus on banking the entire relationship of its commercial customers has enabled the low-cost core deposits Deposits (12/31/17)(1) ($ in millions) Company to fund much of its loan growth with Deposit Growth ($ in millions) $1,120.4 '12-'17 Total Deposit CAGR: '12-'17 Non-Time Deposit CAGR: 23.2% 23.9% Demand Deposits $387.6 34% CDs > $100K $299.7 27% CDs < $100K $143.7 13% MA & avings $289.4 26% Q4 2017 Cost of Deposits: 0.72% 2012 2013 2014 2015 2016 2017 Deposit Composition (1) At December 31, 2017, $181.0 million, or 16.2%, of our total deposits were comprised of municipal deposits, including public funds deposits from local government entities primarily domiciled in the State of Michigan. 14 Demand Deposits 36%33%34%34%37%34% 23%27%28%29%31%26% 19%19%17%15%11%13% MMA & Savings CDs < $100K CDs > $100K22%21%21%22%21%27% $924.9 $784.1 $341.3 $268.2 $542.0 $503.9 $395.2 $164.6 $181.7 $284.2 $141.0 $135.3 $154.3 $90.7 $113.8 $105.4 $76.6 $99.0 $90.1 $86.9 $105.0 $115.9 $387.6 $231.4 $170.7 $289.4 $143.7 $299.7 $194.0

Focuson ShareholderReturns Consolidated ROAA & ROATCE(1)(2) • High performing financial institution 1.50% 19.00% ROAA ROATCE 1.21% 0.95% 1.00% 16.00% • Focused on creating shareholder value through strong earnings and growing tangible book value per share 0.50% 13.00% 0.00% 10.00% 12/31/15 12/31/16 12/31/17 Tangible Book Value per Share(1) & Earnings per Share(2) TBV Per Share $15.21 • High insider ownership (45% pre-offering, 38% post-offering(3)) aligns management and Board of Directors with shareholders $16.00 $3.00 Diluted EPS $12.75 $13.00 $2.50 $10.00 $2.00 $7.00 $1.50 $4.00 $1.00 12/31/15 12/31/16 12/31/17 (1) (2) (3) Non-GAAP financial measure; see appendix for reconciliation Adjusted net income used for ROAA, ROATCE, and EPS See pages 122-123 of the S-1 filing for detail 15 TBVPS ROAA Diluted EPS ROATCE $13.59 $1.72 $1.69 $1.61 13.82% 1.05% 13.48% 12.30%

Abundant Acquisition Opportunities

- Management evaluates each opportunity based on key metrics:
  - ✓ Strategic fit within Level One
  - ✓ EPS accretion
  - ✓ TBV dilution & earnback
- Demonstrated ability to acquire and integrate:
  - ✓ 2009 FDIC acquisition of Michigan Heritage Bank
  - ✓ 2010 FDIC acquisition of Paramount Bank
  - ✓ 2015 acquisition of Lotus Bancorp
  - ✓ 2016 acquisition of Bank of Michigan
- Management actively pursues and cultivates potential M&A transactions, maintaining active dialogue with potential partners
- Management targets institutions with strong funding to augment its robust asset generation capabilities
- Target rich environment:
  - ✓ 28 Banks with assets < $1.0 billion in current and contiguous markets[2]
  - ✓ Multiple strong deposit-rich franchises (18 banks have total non-CD deposits to total deposits ratios of over 80%)

Number of Banks in Target Area[1]
(Segmented by Non-CD Funding)


28
2
5
3
14
4
Non-CD Funding / Total Deposits:
Total
<60%
60%-70%
70%-80%
80%-90%
>90%

Aggregate Assets in Target Area[1]
(Segmented by Non-CD Funding)


Non-CD Funding / Total Deposits
<60%
60%-70%
70%-80%
80%-90%
>90%
$6.1B
$0.6B
$0.8B
$1.3B
$0.9B
Total Opportunity
$9.8 billion

(1) S&P Global Market Intelligence as of March 2018
(2) Banks in current and contiguous markets include banks headquartered in the following metropolitan statistical areas: Ann Arbor, MI, Detroit, MI, Grand Rapids, MI, Holland, MI, Lansing, MI, Monroe, MI, South Bend, IN and Toledo, OH; excludes one Bank with under $4.4 million in assets

Level One
16

InvestmentConsiderations Entrepreneurial culture combined with advanced banking solutions Proven ability to grow organically Disciplined acquirer with multiple in-market opportunities Experienced executive management team with a proven track record and an average of 30 years of experience in financial services Strong credit culture and risk management Scalable infrastructure with significant investment in compliance and BSA/AML team Operating in one of the largest and most demographically attractive markets in the Midwest Growing, stable core deposit franchise driven by focus on banking the entire relationship Focus on profitable growth and shareholder value 17

Appendix

Summary Selected Historical Consolidated Financial Data

Dollars in thousands, except per share data	As of and for the Year Ended December 31,		
	2015	2016	2017
Earnings Summary			
Interest Income	$ 41,335	$ 52,903	$ 55,607
Interest Expense	3,792	5,832	8,078
Net Interest Income	37,543	47,071	47,529
Provision for Loan Losses	1,359	3,925	1,416
Noninterest Income	7,214	6,407	6,502
Noninterest Expense	24,888	32,407	36,051
Income Before Income Taxes	18,510	17,146	16,564
Income Tax Provision	5,982	6,100	6,723
Net Income	12,528	11,046	9,841
Less: Preferred Stock Dividends	112	-	-
Net Income Attributable to Common Shareholders	12,416	11,046	9,841
Per Share Data			
Basic Earnings Per Common Share	$ 1.97	$ 1.74	$ 1.54
Diluted Earnings Per Common Share	1.92	1.69	1.49
Book Value Per Common Share	13.57	15.21	16.78
Tangible Book Value Per Share(1)	12.75	13.59	15.21
Shares Outstanding (in thousands)	6,310	6,351	6,435
Average Basic Common Shares (in thousands)	6,307	6,341	6,388
Average Diluted Common Shares (in thousands)	6,463	6,549	6,610
Select Period End Balances			
Total Assets	$ 924,663	$ 1,127,531	$ 1,301,291
Securities Available-for-Sale	116,702	100,533	150,969
Total Loans	759,718	953,393	1,034,923
Total Deposits	784,115	924,924	1,120,382
Total Liabilities	839,029	1,030,960	1,193,331
Total Shareholders' Equity	85,634	96,571	107,960
Tangible Shareholders' Equity(1)	80,438	86,283	97,906

(1) Non-GAAP financial measure; see "Reconciliation of Non-GAAP Measures" for reconciliation.

LevelOne

19

Summary Selected Historical Consolidated Financial Data (Cont.)

Dollars in thousands, except per share data	As of and for the Year Ended December 31,		
	2015	2016	2017
Performance and Capital Ratios			
Return on Average Assets[1]	1.43 %	1.05 %	0.82 %
Return on Average Equity[2]	13.56	11.93	9.45
Net Interest Margin (Fully Taxable Equivalent)[3]	4.60	4.73	4.18
Total Shareholders' Equity to Total Assets	9.26	8.56	8.30
Tangible Shareholders' Equity to Tangible Assets[4]	8.75	7.72	7.58
Common Equity Tier 1 Capital Ratio	10.28	8.72	9.10
Tier 1 Leverage Ratio	8.89	7.95	7.92
Tier 1 Risk-Based Capital Ratio	10.28	8.72	9.10
Total Risk-Based Capital Ratio	13.14	11.28	11.55
Asset Quality Ratios			
Net Charge-Offs (Recoveries) to Average Loans	(0.14)%	0.08 %	0.08 %
Nonperforming Assets as a Percentage of Total Assets	0.18	1.36	1.13
Nonperforming Loans as a Percentage of Total Loans	0.21	1.58	1.36
Allowance for Loan Losses as a Percentage of Period-End Loans	1.04	1.16	1.13
Allowance for Loan Losses as a Percentage of Nonperforming Loans	484.94	73.76	83.38
Allowance for loan losses as a percentage of nonperforming loans, excluding allowance allocated to loans accounted for under ASC 310-30	444.99	68.13	75.68

(1) The return on average assets for 2017 excluding the one-time additional expense of $1.3 million relating to the revaluation of our deferred tax asset and $263 thousand one-time impairment of tax credit investments would have been 0.95%. This adjusted percentage for 2017 is a non-GAAP financial measure. See section entitled "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" in the preliminary prospectus.

(2) The return on average equity for 2017 excluding the one-time additional expense of $1.3 million relating to the revaluation of our deferred tax asset and $263 thousand one-time impairment of tax credit investments would have been 10.95%. This adjusted percentage for 2017 is a non-GAAP financial measure. See section entitled "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" in the preliminary prospectus.

(3) Tax-exempt securities are presented on a tax equivalent basis using a 35% tax rate for all periods presented.

(4) Non-GAAP financial measure; see "Reconciliation of Non-GAAP Measures" for reconciliation.

LevelOne

20

Reconciliation of Non-GAAP Measures

Dollars in thousands, except per share amounts	At or for the Year Ended December 31,		
	2015	2016	2017
Adjusted Net Income Available to Common Shareholders			
Net Income, as reported	$ 12,528	$ 11,046	$ 9,841
Non-GAAP Adjustments			
Add back for Remeasurement Due to Tax Reform	-	-	1,293
Add back of One-Time Tax Credit Investments Charge (35% Tax-Effected)	-	-	263
Deduction for Gain on FDIC Loss Share Agreement Termination (35% Tax-Effected)	(2,026)	-	-
Adjusted Net Income	**10,502**	**11,046**	**11,397**
Less: Preferred Stock Dividends	(112)	-	-
Adjusted Net Income Available to Common Shareholders	**$ 10,390**	**$ 11,046**	**$ 11,397**
Weighted Average Common and Dilutive Potential Common Shares Outstanding	6,462,639	6,549,422	6,609,996
Diluted Adjusted Earnings Per Common Share	**$ 1.61**	**$ 1.69**	**$ 1.72**
Tangible Common Equity			
Shareholders' Equity (GAAP)	$ 85,634	$ 96,571	$ 107,960
Less: Goodwill and Other Intangible Assets	(5,196)	(10,288)	(10,054)
Tangible Common Equity	**$ 80,438**	**$ 86,283**	**$ 97,906**
Tangible Common Equity / Tangible Assets & Tangible Book Value Per Share			
Total Assets	$ 924,663	$ 1,127,531	$ 1,301,291
Less: Goodwill and Other Intangible Assets	(5,196)	(10,288)	(10,054)
Tangible Assets	**919,467**	**1,117,243**	**1,291,237**
Tangible Common Equity	80,438	86,283	97,906
Tangible Common Equity / Tangible Assets	**8.75%**	**7.72%**	**7.58%**
Common Shares Outstanding	6,309,783	6,350,532	6,435,461
Tangible Book Value Per Share	**$ 12.75**	**$ 13.59**	**$ 15.21**
Adjusted Return on Tangible Common Equity ("ROATCE")			
Average Tangible Common Shareholders' Equity	**$ 75,907**	**$ 83,057**	**$ 93,930**
Adjusted Net Income Available to Common Shareholders	10,390	11,046	11,397
Amortization of Core Deposit Intangibles	154	233	234
Less: Tax Effect Adjustments (35%) for Amortization of Intangible Assets (1)	(54)	(82)	(82)
Adjusted Net Income Available to Common Shareholders for ROATCE	**$ 10,490**	**$ 11,197**	**$ 11,549**
Adjusted Return on Average Tangible Common Equity	**13.82%**	**13.48%**	**12.30%**
Adjusted Return on Average Assets	**1.21%**	**1.05%**	**0.95%**
Efficiency Ratio			
Net Interest Income	$ 37,543	$ 47,071	$ 47,529
Noninterest Income	7,214	6,407	6,502
Noninterest Expense	24,888	32,407	36,051
Efficiency Ratio (2)	**55.6%**	**60.6%**	**66.7%**

(1) Represents the tax-effected amortization of other intangibles
(2) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income

LevelOne

21